FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2019

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1.	Takeda Announces 12 New Molecular Entities with the Potential for 14 Launches in the Next Five Years at 2019 R&D Day

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: November 14, 2019	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

News Release

Takeda Announces 12 New Molecular Entities with the Potential for 14 Launches in the Next Five Years at 2019 R&D Day

•	Growth in the near- and medium-term will also be driven by the expansion of Takeda’s current 14 global growth brands

•	Sustained innovation beyond 2024 based on a promising early stage pipeline and novel research platforms intended to provide transformative benefit for targeted populations with high unmet needs

Osaka, JAPAN, November 14, 2019 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) will host an R&D meeting today beginning at 12:30 p.m. EST in New York City to outline how its science-first, patient-centric strategy, diverse portfolio of approved medicines and its R&D engine is expected to drive the company’s near-term and sustained growth.

In the near-term, Takeda expects that its 14 current global growth brands will generate significant momentum enabled by at least 20 additional indications and major market expansions through FY24. In the same time period, the organization anticipates delivering 12 new molecular entities with the potential for 14 launches, representing best-in-class or first-in-class therapies across its core areas of focus.

Looking ahead to FY25 and beyond, Takeda’s transformative R&D engine comprising internal research capabilities and external partnerships is expected to advance a steady stream of next-generation therapies based on human validated targets, diverse modalities, and new platform capabilities, including those in cell therapy, gene therapy and data sciences.

2019 R&D Day Agenda
The meeting will feature the following presentations and speakers:

Welcome and Opening Remarks, Sheelagh Cawley-Knopf, Head, R&D Global Portfolio Strategy

Takeda: A Global Values-Based, R&D-Driven Biopharmaceutical Leader, Christophe Weber, President & CEO

Translating Science into Highly Innovative, Life-changing Medicines, Andy Plump, President, R&D

Oncology and Cell Therapies with Spotlight on CAR-NK, Chris Arendt, Head, Oncology Drug Discovery Unit

Spotlight on Oncology Opportunities: TAK-788, Rachael Brake, Global Program Leader, Oncology

Spotlight on Oncology Opportunities: Pevonedistat, Phil Rowlands, Head, Oncology Therapeutic Area Unit

Rare Diseases & Gene Therapy, Dan Curran, Head, Rare Diseases Therapeutic Area Unit

Spotlight on Orexin2R Agonists, Deborah Hartman, Global Program Leader, Neuroscience

Therapeutic Area Focus in GI with Spotlight on Celiac Disease, Asit Parikh, Head, GI Therapeutic Area Unit

Webcast Details and Other Upcoming Events
Takeda invites the investment community, media and general public to watch a live webcast of today’s R&D Day event from 12:30 p.m. to 4:00 p.m. EST. To join this live webcast or the others noted below, view related materials or watch video replays, please visit the FY19 Special IR Events section at https://www.takeda.com/investors/reports/quarterly-announcements/quarterly-announcements-2019/.
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Following today’s R&D Day in New York, Takeda will host a Plasma-Derived Therapies Day on November 15, 2019 in Covington, Georgia from 11:15 a.m. to 3:45 p.m. EST. This will include a presentation of our Plasma-Derived Therapies R&D strategy and plans.

Takeda will host a combined R&D Day and Plasma-Derived Therapies Day on November 21, 2019 in Tokyo, from 11:00 a.m. to 5:00 p.m. JST.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Gastroenterology (GI), Rare Diseases and Neuroscience. We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions.
For more information, visit https://www.takeda.com

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. Forward-looking statements in this document are based on Takeda’s estimates and assumptions only as of the date hereof. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the timing and impact of post-merger integration efforts with acquired companies; and the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s), any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Future results, performance, achievements or financial position of Takeda could differ materially from those expressed in or implied by the forward-looking statements. Persons receiving this press release should not rely unduly on any forward-looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this press release may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.
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Contacts

Investor Relations	Media Contacts
Takashi Okubo takeda.ir.contact@takeda.com +81-(0)3-3278-2306	Japanese Media Kazumi Kobayashi kazumi.kobayashi@takeda.com +81 (0) 3-3278-2095	Media outside Japan Chris Stamm chris.stamm@takeda.com +1 (617) 374-7726